EXHIBIT 99.1

Osisko Provides Update on CSA Stream Transaction

MONTRÉAL, Dec. 28, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that its wholly-owned subsidiary, Osisko Bermuda Limited (“OBL”), has entered into a revised binding agreement with Metals Acquisition Corp. (“MAC”) (MTAL: NYSE) with respect to the purchase of a 100% silver stream (the “Silver Stream”) on the producing CSA mine in New South Wales, Australia (“CSA” or the “Mine”) to partially fund MAC’s acquisition of the Mine. MAC has filed a preliminary Form F-4 with the U.S. Securities and Exchange Commission for their review purposes, which includes, among other things, details of its proposed acquisition of 100% of the shares of the owner of CSA from a subsidiary of Glencore plc (the “Acquisition Transaction”).

Separately, OBL and MAC have entered into a backstop financing agreement with respect to an up to US$75 million copper stream (the “Backstop Copper Stream”). The Backstop Copper Stream may be utilized, in whole or in part, by MAC to fund any shortfall in the equity financing required to complete the Acquisition Transaction, subject to certain conditions precedent.

Closing of the Acquisition Transaction, and as a result the Silver Stream and Backstop Copper Stream, is subject to a number of conditions precedent, including MAC raising the necessary financing required to complete the Acquisition Transaction.

Sandeep Singh, President and Chief Executive Officer of Osisko commented: “CSA is one of the highest grade copper mines in Australia with a multi-decade operating history of consistent production and a track-record of reserve and resource replacement. The Silver Stream and contingent Backstop Copper Stream meet all of Osisko’s stringent investment criteria, and will provide near-term and long-life cash flows in a top-tier jurisdiction. MAC has secured commitments totaling approximately US$500 million in debt and stream financing from international mine financiers (including Osisko) to complete the acquisition of CSA and is working on completing the necessary regulatory steps to finalize the required equity financing. We are pleased to continue to support the MAC team, and look forward to the conclusion of the transaction in 2023.”

SILVER STREAM

  OBL will be entitled to receive 100% of payable silver produced from CSA for the life of the Mine. The economic effective date of the Silver Stream shall be February 1, 2023.
  Between 2019-2021, annual payable silver production from the Mine averaged ~431koz, or ~5,700 gold equivalent ounces annually1.
  Under the terms of the revised Silver Stream agreement, the upfront cash payment payable by OBL to MAC has been reduced from US$90 million to US$75 million (the “Silver Deposit”). In the event the silver price averages at least US$25.50 per ounce over the ten business days immediately prior to the closing of the Acquisition Transaction (the “Closing Date”), the Silver Deposit will be increased by US$15 million to a total of US$90 million.
  OBL will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery.
  MAC will grant OBL a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC or an affiliate between the Closing Date and the later of (i) the 7th anniversary of the Closing Date and (ii) the date on which OBL or any affiliate ceases to hold or control more than 5% of the issued and outstanding common shares of MAC.
  In conjunction with the Silver Stream, OBL has agreed to subscribe for US$15 million in equity of MAC as part of its concurrent equity financing (the “Silver Equity Subscription”).

BACKSTOP COPPER STREAM

  Subject to certain conditions precedent, the Backstop Copper Stream will be made available by OBL until the Closing Date. The Backstop Copper Stream may be utilized by MAC to fund any shortfall in the equity financing required to complete the Acquisition Transaction.
  Under the terms of the Backstop Copper Stream agreement, OBL may provide an upfront cash payment of up to US$75 million (the “Available Copper Deposit”) that MAC may draw, in whole or in part.
  OBL will be entitled to receive the following amounts of payable copper produced from CSA (the “Copper Stream Quantity”) if the Available Copper Deposit is drawn in full:
    from the Closing Date until the 1st anniversary of the Closing Date, nil;
    from the 1st anniversary of the Closing Date to the 5th anniversary of the Closing Date, 3.0% (the “First Threshold Stream”);
    from the 5th anniversary of the Closing Date until 33,000 metric tonnes of refined copper have been delivered to OBL, 4.875% (the “Second Threshold Stream”);
    thereafter, 2.25% for the remaining life of the Mine (the “Tail Stream”).

    The Copper Stream Quantity shall be adjusted pro rata in the event the Available Copper Deposit is not fully drawn.
    Between 2019-2021, annual copper production from the Mine averaged ~43,000 metric tonnes. Based on historical production levels, average gold equivalent ounces deliverable under the First Threshold Stream and the Second Threshold Stream would equate to between ~5,700 to 9,300 ounces annually2.
    OBL will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery.
    On the 5th anniversary of the Closing Date, MAC may elect to exercise one of two buy-down options with respect to the Backstop Copper Stream (the “Buy-Down Option”):
      reduce the Second Threshold Stream from 4.875% to 3.25% and the Tail Stream from 2.25% to 1.50% and reduce the threshold volume between the Second Threshold Stream and the Tail Stream from 33,000 metric tonnes to 23,900 metric tonnes by paying a one-time cash payment to OBL of US$40 million; or
      reduce the Second Threshold Stream from 4.875% to 4.0625% and the Tail Stream from 2.25% to 1.875% and reduce the threshold volume between the Second Threshold Stream and the Tail Stream from 33,000 metric tonnes to 28,450 metric tonnes by paying a one-time cash payment to OBL of US$20 million.
      In conjunction with the Backstop Copper Stream, OBL has agreed to subscribe for up to US$25 million in equity of MAC as part of its concurrent equity financing (the “Copper Equity Subscription”). The final amount of the Copper Equity Subscription shall be proportional to the percentage of the Available Copper Deposit drawn by MAC.

    CSA MINE OVERVIEW

    CSA is a high-grade, long-life, underground copper-silver mine located approximately 12km west-northwest of the town of Cobar in New South Wales, Australia. The Mine is comprised of several mining and exploration leases covering an area of over 350km2 in a proven poly-metallic base metals province. CSA was first discovered in the 1870’s, and large scale production commenced in the mid 1960’s. For more information, please refer to MAC’s public filings on EDGAR at www.sec.gov.

    About Metals Acquisition Corp.

    MAC was formed as a blank cheque company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses with a focus on the metals and mining sector. MAC is led by a highly experienced management team and board of directors with a track record of creating value for stakeholders.

    For more information, please visit MAC’s corporate website at https://www.metalsacquisition.com/.

    Qualified Person

    The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

    About Osisko Gold Royalties Ltd

    Osisko Gold Royalties is an intermediate precious metal royalty company which holds a North American focused portfolio of over 175 royalties, streams and precious metal offtakes. Osisko Royalties’ portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

    Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

    For further information, please contact Osisko Gold Royalties Ltd:

    Heather Taylor
    Vice President, Investor Relations
    Tel: (514) 940-0670 #105
    Email: htaylor@osiskogr.com

    Forward-looking Statements

    Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, that all conditions precedent will be met to complete the acquisition of a silver stream on the CSA Mine, that the performance of the CSA Mine will be improved and that exploration work around the CSA Mine will increase its mine life through renewal of mineral resources and that these mineral resources will be converted into reserves, production estimates of the CSA Mine (including statements relating to gold equivalent ounces (“GEOs”)) of Osisko Gold Royalties Ltd (“Osisko”), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, and fluctuation of prices of commodities (including outlook on gold, silver, copper, other commodities) currency markets and general market conditions. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation: the ability of MAC to complete the Acquisition Transaction, that all other conditions precedent to the closing of the Silver Stream, the Silver Equity Subscription, the Copper Stream and the Copper Equity Subscription will be met in the timely manner, fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges) on any of the properties in which Osisko holds a royalty, stream or other interest; the unfavorable outcome of any challenges or litigation relating title, permit or license with respect to any of the properties in which Osisko holds a royalty, stream or other interests or to Osisko’s right thereon; differences in rate and timing of production from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest, including conversion from resources to reserves and ability to replace resources; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko’s business, operations and financial condition. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: that MAC will be successful in meeting all conditions precedent to its complete the Acquisition Transaction and all other conditions precedent to the closing of the Silver Stream, the Silver Equity Subscription, the Copper Stream and the Copper Equity Subscription in the timely manner and that MAC will operate the CSA Mine in a manner consistent with past practice and with public disclosure (including forecast of production); the accuracy of public statements and disclosures made by the owners or operators of the CSA Mine; no adverse development in respect of the CSA Mine; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

    For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by MAC pertaining to its acquisition of the CSA Mine and the related funding thereof and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

    1 Silver ounces are converted to gold equivalent ounces by multiplying the average payable silver ounces produced annually by the LBMA Silver Price on December 22, 2022 and dividing by the LBMA Gold Price PM as of December 22, 2022.
    2 Copper tonnes are converted to gold equivalent ounces by multiplying the average payable copper tonnes produced annually by the LME Official Copper Settlement Price on December 22, 2022 and dividing by the LBMA Gold Price PM as of December 22, 2022. Assumes Buy-Down Option is not exercised.